

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Raymond Tam
Chief Financial Officer
Adagene Inc.
4F, Building C14, No. 218
Xinghu Street, Suzhou Industrial Park
Suzhou, Jiangsu Province, 215123
People's Republic of China

Re: Adagene Inc.
   Annual Report on Form 20-F for the fiscal year ended December 31, 2022
   Filed April 28, 2023
   File No. 001-39997

Dear Raymond Tam:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Xuelin Wang, Esq.